June 25, 2024

VIA E-MAIL

Jeff Foor

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re: Unified Series Trust

SEC File Nos. 811-21237 and 333-100654

Mr. Foor:

Below are responses to your comments given on May 13, 2024 with respect to the Securities and Exchange Commission Staff’s review of the Registrant’s Post-Effective Amendment on Form N-1A filed March 22, 2024 for the purpose of forming a new series, the Efficient Enhanced Multi-Asset Fund (the “Fund”).

1.       Comment: On page 1, under “Investment Objective,” consider removing language that is not part of the Fund’s investment objective.

Response: Any language that does not pertain to the investment objective has been removed from this section.

2.       Comment: Please provide a completed fee table at least one-week before effectiveness.

Response: A completed fee table is attached hereto as Exhibit A.

3.       Comment: Please include a footnote stating that “Other Expenses” are based on estimated amounts.

Response: “Other Expenses are estimated for the Fund’s initial fiscal year” has been added in a footnote to the fee table.

4.       Comment: Please consider removing footnote 1 in the fee table, as such language is not required or specifically permitted by Form N-1A.

Response: Footnote 1 has been removed from the fee table.

5.       Comment: Please consider removing footnote 3 in the fee table, as such language is not required or specifically permitted by Form N-1A.

Securities and Exchange Commission June 25, 2024 Page 2

Response: Footnote 3 has been redesignated footnote 2 due to the removal of footnote 1. We have retained footnote 3 (now footnote 2) and revised it to indicate that the Fund has contractually approved a 0.00% shareholder servicing fee through September 30, 2025.

Principal Investment Strategy

6.       Comment: Please clarify how the strategy seeks to achieve the Fund’s objective in both rising and falling equity markets.

Response: The following sentence has been added under Efficient Enhanced Multi-Asset Strategy:

“Because the Strategy has the ability to hold both long and short investment instruments, and adjust those positions on a dynamic basis, the Strategy has the opportunity to profit in both rising and falling equity markets (although no guarantee is made that this will be the case).”

7.       Comment: In the second sentence under Risk Parity, please include a plain-English explanation of what is meant by “risk premia.”

Response: The following explanation of risk premia has been included in the prospectus:

“Risk premia is the return derived from an investment in excess of the expected return from a risk-free asset. In other words, risk premia is the compensation received by an investor for tolerating the higher risk of certain assets when compared those with traditional exposures.”

8.       Comment: Please review the Trend Investments section of the strategy and provide plain-English disclosures where possible.

Response: The following disclosure has been added under the Trend Investments section of the prospectus:

“Trend following is generally based on technical data such as share prices and trading volume, and less often, on fundamental information, such as a company’s financial statements or a market sector’s economic indicators. Typically, trend following programs are developed from analyzing historical data, and use this data to predict current market behavior.”

Additional revisions have been made in the Item 9 strategy to provide further clarifying plain-English disclosures.

9.        Comment: With respect to the Wholly-Owned Subsidiary, please confirm in correspondence that (i) the subsidiary and its board will agree to inspect by the SEC Staff of its

Securities and Exchange Commission June 25, 2024 Page 3

books and records maintained in accordance with Section 31 of the 1940 Act, and (ii) the subsidiary and its board will agree to designate an agent for service of process in the United States.

Response: The Registrant confirms with respect to the Subsidiary that the subsidiary and its board will agree to inspection by the SEC Staff of its books and records maintained in accordance with Section 31 of the 1940 Act. The Registrant notes that the Subsidiary, through its directors who are all U.S. citizens, is subject to service of process at the address noted in the Statement of Additional Information.

10.        Comment: Disclose that the Fund does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than any entities are wholly owned or majority owned by the Fund.

Response: The following disclosure has been added under Wholly-Owned Subsidiary:

“The Fund does not intend to create or acquire primary control of any entity that primarily engages in investment activities, in securities, or other assets other than the entities that are wholly owned or majority owned by the Fund.”

11.       Comment. Please disclose the strategy with respect to “below investment grade securities” as it is included as a principal risk.

Response: The following disclosure has been added to the prospectus:

“The Strategy may give the Fund exposure to instruments of any credit quality, duration or maturity, including instruments that are unrated or are rated in the lowest credit rating categories (i.e., “junk” bonds, or securities considered below investment grade). The Fund may have exposure to equity securities of companies of any market capitalization. There is no percentage limit on the Fund’s exposure to below investment grade fixed instruments or to small less-liquid equity securities. The Fund’s securities exposure may be across an issuer’s capital structure, and may include equity and debt securities, and preferred, secured or unsecured securities. Exposure to these securities may be in the form of direct investments in the securities or through derivatives linked to such securities. Exposure may be to the securities of individual issuers or to indexes of multiple issuers.”

12.       Comment. Disclose the strategy with respect to maturity, quality, and duration of investments in the principal strategy, and enhance the disclosures with respect to bonds.

Response: Please see the revised disclosure in response to Comment 11.

Securities and Exchange Commission June 25, 2024 Page 4

13.       Comment. Please disclose the strategy with respect to “emerging markets” as it is included as a principal risk.

Response: The following disclosure has been added to the strategy:

“The Fund has no geographic limits on where its investments may be located or where its assets may be exposed. This flexibility allows the Sub-Advisers to look for investments or gain exposure to asset classes and markets around the world, including less developed or emerging markets, that they believe will enhance the Fund’s ability to meet its objective.”

14.       Comment. Please advise on the status of the Manager of Managers Application.

Response: The Manager of Managers Application was filed on April 18, 2024 (File No. 812-15566). A redline against a recent precedent was provided to a member of the SEC Staff who is reviewing the Application. The SEC Staff has advised the Registrant that there are no comments to the Application and that it will be publishing a notice. Therefore, the Registrant expects the exemptive relief will be issued prior to the Fund launching operations.

15.       Comment: Given that the compliance date for the Tailored Shareholder Reports Rule is July 24, 2024, please update the statements that a discussion of the factors that the Board considered in approving the management agreement and sub-advisory agreements will be included in the Fund’s first report to shareholders to reference Form N-CSR and the Fund’s website.

Response: The disclosures have been revised as follows:

A discussion of the factors that the Board considered in approving the management agreement for the Fund will be included in Form N-CSR, which will be available on the Fund’s website at www.efficient.com/enhanced-mulit-asset-fund/ and, upon request, delivered in paper or electronic format in any of the ways set forth under “How to Obtain Copies of Other Fund Documents” below.

A discussion of the factors that the Board considered in approving the sub-advisory agreements for the Fund will be included in Form N-CSR, which will be available on the Fund’s website at www.efficient.com/enhanced-mulit-asset-fund/ and, upon request, delivered in paper or electronic format in any of the ways set forth under “How to Obtain Copies of Other Fund Documents” below.

Securities and Exchange Commission June 25, 2024 Page 5

16.       Comment: “[The sole initial shareholder of the Fund has approved the Fund’s operation under the Manager-of-Managers Structure as permitted by the Order].” Consider revising to reflect that the Order has not been received and might not be granted.

Response: At the end of the subsection entitled Manager of Managers Structure, the disclosure states “[t]here is no assurance that the Order will be granted.” The disclosure referenced in the comment has been revised as follows:

“The sole initial shareholder of the Fund has approved the Manager-of-Managers Application (File No. 812-15566) and, if granted, the Fund’s operation under the Manager-of-Managers Structure as permitted by the Order.”

17.       Comment: Until the Manager of Managers exemptive relief is obtained, the sub-advisory fees (and any breakpoints) should be disclosed under the subsection entitled “The Sub-Advisers” on page 14 of the Statement of Additional Information.

Response: The Fund’s current registration statement includes the manager of managers disclosure listed below. Assuming the Fund receives the requested exemptive relief, it will add disclosure to its registration statement as required by the SEC’s order. The Fund does not believe it needs the manager of managers exemptive relief to operate at the time of effectiveness. We note the disclosure of the sub-advisory fee rates does not impact the amount of fees paid by Fund shareholders as the sub-advisory fees are paid from the advisory fee payable to the Adviser. The Fund will comply with the requirements of Section 15 of the Investment Company Act of 1940 (the “1940 Act”) along with other applicable requirements of the 1940 Act and Form N-1A as it relates to the investment advisory and sub-advisory agreements.

Manager of Managers Structure

Section 15(a) of the 1940 Act requires that all contracts pursuant to which persons serve as investment advisers to investment companies be approved by shareholders. This requirement also applies to the appointment of sub-advisers to the Fund. The Trust and the Adviser have applied for exemptive relief from the SEC (the “Order”), which will permit the Adviser, subject to the approval of the Board, including the approval of the Trustees who are not interested persons of the Trust, as defined in the 1940 Act (the “Independent Trustees”), to hire, replace, and/or modify any existing or future sub-advisory agreement with sub-advisers (the “Manager-of-Managers Structure”). The Adviser, subject to the oversight of the Board, has the ultimate responsibility for overseeing the Fund’s sub-advisers and recommending their hiring, termination and replacement. Assuming the Order is granted, it will also provide relief from certain disclosure obligations with regard to sub-advisory fees paid by the Adviser (not the Fund). The Order will be subject to various

Securities and Exchange Commission June 25, 2024 Page 6

conditions, including that the Fund will notify shareholders and provide them with certain information required by the exemptive order within 90 days of hiring a new sub-adviser. The sole initial shareholder of the Fund has approved the Fund’s operation under the Manager-of-Managers Structure as permitted by the Order.

The Manager-of-Managers Structure will enable the Fund to operate with greater efficiency by not incurring the expense and delays associated with obtaining shareholder approvals for matters relating to sub-advisers or sub-advisory agreements. Operation of the Fund under the Manager-of-Managers Structure will not permit management fees paid by the Fund to the Adviser to be increased without shareholder approval. Shareholders will be notified of any changes made with respect to a Sub-Adviser or material changes to sub-advisory agreements within 90 days of the change. There is no assurance that the Order will be granted.

If you have any further comments or require additional information, please contact Cassandra Borchers at 513-352-6632.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine, LLP

cc: Martin R. Dean, President

Elisabeth Dahl, Secretary

Securities and Exchange Commission June 25, 2024 Page 7

Exhibit A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and examples below.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Class I	Class A
Management Fee	1.75%	1.75%
Distribution (12b-1) Fees	None	0.25%
Other Expenses[1]
Administrative Services Fees[2]	0.00%	0.00%
Other Operating Expenses	0.69%	0.69%
Total Annual Fund Operating Expenses	2.44%	2.69%
Fee Waiver and/or Expense Reimbursement[3]	(0.49)%	(0.49)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.95%	2.20%

1 – Other Expenses are estimated for the Fund’s initial fiscal year. The expenses of the Fund’s wholly-owned subsidiary will be consolidated with those of the Fund and are not presented as a separate expense.

2 – The Board of Trustees of Unified Series Trust (the “Trust”), with respect to the Fund, has adopted an “Administrative Services Plan” that will  allow the Fund to retaining various financial institutions to perform certain account administrative services with respect to beneficial owners of the Fund’s shares   The payments shall be made as of the last business day of each month, and shall be calculated at an annual rate of up to 0.15% of the average value of the daily net assets of Class I of the Fund and up to 0.25% of the average value of the daily net assets of Class A of the Fund; provided, however, that such fees shall be waived and 0.00% charged by the Fund through September 30, 2025.

3 -- The Adviser has contractually agreed to waive its management fee and/or reimburse expenses so that total annual Fund operating expenses, excluding portfolio transaction and other investment-related costs (including brokerage fees and commissions); taxes; borrowing costs (such as interest and dividend expenses on securities sold short); acquired fund fees and expenses; fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); any amounts payable pursuant to a distribution or service plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940; any administrative and/or shareholder servicing fees payable pursuant to a plan adopted by the Board of Trustees; expenses incurred in connection with any merger or reorganization; extraordinary expenses (such as litigation expenses, indemnification of Trust officers and Trustees and contractual indemnification of Fund service providers); and other expenses that the Trustees agree have not been incurred in the ordinary course of the Fund’s business, do not exceed 1.95% of the Fund’s average daily net assets through at least September 30, 2025. This expense cap may not be terminated prior to this date except by the Board of Trustees upon sixty days’ written notice to the Adviser. Each waiver/expense payment by the Adviser is subject to recoupment by the Adviser from the Fund in the three years following the date the particular waiver/expense payment occurred, but only if such recoupment can be achieved without exceeding the annual expense limitation in effect at the time of the waiver/expense payment and any expense limitation in effect at the time of the recoupment.

Expense Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and

Securities and Exchange Commission June 25, 2024 Page 8

then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years
Class I	$ 198	$ 714
Class A	$ 223	$ 789